August 23, 2004

Symbol: OTCBB-STNYF

   OTCBB – SCNWF Effective August 24, 2004

FOR IMMEDIATE RELEASE

STREAM ANNOUNCES NEW TRADING SYMBOL

Stream Communications Network and Media Inc. (“Stream” or the “Company”) informs its shareholders of a trading symbol change from STNYF to SCNWF, effective August 24, 2004 (the “Effective Date”). All share certificates with the Company’s previous name and previous CUSIP number which are not surrendered for cancellation and re-issuance will not be tradeable or transferable after 30 days from the Effective Date. Please refer to the Company’s News Release dated August 17,04 for the outline of the steps necessary to have new shares issued.

The new trading symbol is a reflection of Stream’s recently announced name change resulting from creating a new division by the Company for the media content distribution in the Central and Eastern European Region (the “CEE”) to further strengthen Stream’s market reach and potential for growth.

“Our team is working hard to capitalize on the growing demand in CEE countries for new and exciting TV content from North America. We are very optimistic that our expertise and strong position in that market will bring positive results to the value of Stream”. Said Stan Lis, President of the Company.

ABOUT STREAM

Stream is a broadband cable company and offers CATV, high-speed Internet, VoIP services, and media content in the densely populated market in Southern Poland (11.5 million inhabitants and 3.2 million TV homes).  Stream is one of the principal consolidators of cable TV in that region and intends to become a leading CATV operator and Internet provider in Southern Poland.  Stream has offices in Vancouver and Krakow and is listed on the OTCBB, trading symbol SCNWF.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe Stream's future plans, objectives or goals, including words to the effect that Stream or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

For further information, please contact:  Michael Young, Investor Relations tel. 604-669-2826, toll free. 1-800-704-9649

mike.young@streamcn.com

www.streamcn.com